UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE Ai-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-38064

COSCIENS Biopharma Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (No. 333-224737, No. 333-210561, No. 333-200834 and No. 333-279844) (collectively, the “Registration Statements”) and shall be deemed to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. The information contained on any websites referenced in Exhibit 99.1 included with this Report on Form 6-K is not incorporated by reference or deemed to be a part of this Report on Form 6-K or any of the Registration Statements.

Forward-Looking Statements

The information in this Report on Form 6-K and the exhibit attached hereto and incorporated herein by reference include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

Forward-looking statements include, but are not limited to, those relating to the Company’s expectations regarding the anticipated benefits and synergies as well as the assets, cost structure, financial position, cash flows and growth prospects of the combined company.

Risks and factors that could cause actual results or outcomes to differ materially from expectations include, among others, the following:

●	the Company’s ability to raise capital and obtain financing to continue its currently planned operations;
●	the Company’s ability to maintain compliance with the continued listing requirements of the NASDAQ and to maintain the listing of its common shares on the NASDAQ;
●	the Company’s ability to continue as a going concern, which is dependent, in part, on its ability to transfer cash from Aeterna Zentaris GmbH to the Company and its U.S. subsidiary and to secure additional financing;
●	the Company’s now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including its heavy reliance on the success of the license and assignment agreement with Novo Nordisk A/S;
●	the Company’s ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect;
●	the Company’s reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin);
●	potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of the Company’s product candidates, or resulting in significant litigation or arbitration;
●	uncertainties related to the regulatory process;
●	unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus;
●	the Company’s ability to efficiently commercialize or out-license Macrilen™ (macimorelin);
●	the Company’s reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin);
●	the degree of market acceptance of Macrilen™ (macimorelin);
●	the Company’s ability to obtain necessary approvals from the relevant regulatory authorities to enable it to use the desired brand names for its product;
●	the Company’s ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin);
●	any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits;
●	the Company’s ability to protect its intellectual property; and
●	the potential of liability arising from shareholder lawsuits and general changes in economic conditions.

Additional risk factors that could cause actual results to differ materially include those risks identified in Item 3. “Key Information – Risk Factors” contained in the Company’s most recent Annual Report on Form 20-F filed with the SEC and its other filings and submissions from time to time, including those containing its quarterly and annual results, with the SEC, which are available on the Company’s website located at www.aeterna.com.

Many of these risks and factors are beyond the Company’s control. The Company cautions you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to the Company and/or Ceapro, Inc. or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless required by law to update these statements, the Company will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

DOCUMENTS INDEX

Exhibit	Description
99.1	COSCIENS Biopharma Inc. Announces Top-Line Results of Phase 3 DETECT-Trial for the Diagnosis of Childhood-Onset Growth Hormone Deficiency - August 27, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSCIENS Biopharma Inc.

Date: August 27, 2024	By:	/s/ Giuliano La Fratta
Giuliano La Fratta
Chief Financial Officer